31 March 2017

National Grid completes sale of majority interest in UK Gas Distribution business

National Grid plc is pleased to announce it has completed the sale of a 61% equity interest in National Grid Gas Distribution (“NGGD”) to a consortium (the ‘Consortium’) of long-term infrastructure investors.

The Consortium comprises Macquarie Infrastructure and Real Assets, Allianz Capital Partners, Hermes Investment Management, CIC Capital Corporation, Qatar Investment Authority, Dalmore Capital and Amber Infrastructure Limited/International Public Partnerships.

As previously announced, National Grid intends to return £4 billion of the net proceeds of sale to shareholders. Approximately £3 billion of the proceeds will be returned through a special dividend with a share consolidation, and the remainder by way of a share buyback programme.

National Grid also announces that it has entered into an agreement with the Consortium for the potential sale of a further 14% equity interest in NGGD (the “Further Interest”) at the option of National Grid or the Consortium (as applicable) at any time between 1 March 2019 and 31 October 2019, subject to no less than six months’ prior written notice and satisfaction of customary regulatory conditions. The expected consideration for the Further Interest is approximately £0.8 billion to be paid in cash and is on broadly similar terms to the sale of the 61% equity interest. If the sale of the Further Interest is completed, the use of proceeds will be updated at that time.

John Pettigrew, Chief Executive of National Grid, said: “I’m pleased that we have successfully completed the sale of a majority interest in our UK Gas Distribution business. This was a significant and complex transaction, under a tight timetable, which has delivered a good outcome for our customers, employees, and shareholders. This transaction will enable National Grid to continue to build a strong asset portfolio that delivers attractive total shareholder returns, while maintaining a strong balance sheet.”

As previously announced, in conjunction with the transaction National Grid will make a voluntary distribution of £150 million for the benefit of energy consumers. National Grid takes very seriously the role it plays in people’s daily lives and believes it has a responsibility to ensure that our wider stakeholders also benefit from the sale of NGGD. National Grid wants to ensure that the contribution is used in a way that provides the maximum possible benefit and expects to provide more details about how this will be done in due course.

In line with the announcement on 8 December 2016, the return of proceeds to shareholders will commence as soon as possible following completion of the sale. Shareholder approval will be sought for the share consolidation as well as for the purchase of own shares and other resolutions relating to the capital return at a General Meeting to be held at 9.00 a.m. on Friday 19 May 2017 at the offices of Linklaters LLP, One Silk Street, London EC2Y 8HQ.

Further details about the resolutions to be considered at the General Meeting will be set out in a Circular that is expected to be published on 19 April 2017.

Provisional Timetable

NYSE notification
Publication of circular and reference price for share consolidation
General Meeting
Record date for the special dividend
Ex-dividend date for the special dividend
Special dividend payment date
31 March 2017 19 April 2017 19 May 2017 19 May 2017 22 May 2017 2 June 2017

Note for ADR holders only: The record date for the entitlement of ADR holders (CUSIP: 636274300) to receive documents in relation to the General Meeting is Wednesday 12 April 2017.

Governance
Following completion of the sale, National Grid will retain a 39% equity interest in NGGD together with appropriate board representation. National Grid’s equity interest in NGGD will reduce to 25% upon completion of any sale of the Further Interest.

Accounting information
Net Debt
As at 31 March 2017, the receipt of the transaction net sales proceeds and the deconsolidation of NGGD net debt will reduce Group net debt by approximately £11 billion. The return of proceeds commencing with the special dividend in the first quarter of fiscal year 2017/18 will partially reverse this reduction in net debt.

Earnings
NGGD was classified as an asset held for sale from December 2016 and, in line with accounting standards, depreciation for this business in National Grid Group accounts ceased at that point, benefiting UK Gas Distribution operating profit by approximately £100 million in 2016/17 or an EPS impact of 2p for total and discontinued operations.

From 2017/18 onwards, NGGD will be accounted for as an associate with National Grid’s share of profit after tax from the business being reflected in the associates line of the income statement.

Further financial information will be included in National Grid’s preliminary results to be released on 18 May 2017.

CONTACTS

National Grid:

Investors:
Aarti Singhal David Brining	+44 (0) 207 004 3170 +44 (0) 207 004 3166
Media Sean Kemp	+44 (0)207 004 3149

About NGGD
NGGD is the largest distributor of gas in the UK, distributing gas to nearly 11 million households and businesses. It owns and operates four regulated gas distribution networks covering a geographically defined service territory that spreads across the East of England, North London, the North West and the West Midlands. This includes some of the largest and most densely populated cities in the UK, including London, Birmingham and Manchester. As of 31 March 2016, NGGD had more than 130,000 kilometres of pipeline and a workforce of nearly 5,700 full time equivalents. At 31 March 2017, the estimated regulated asset values of NGGD will be approximately £9 billion. NGGD had gross assets of £8.7 billion as at 30 September 2016 and reported a profit before tax of £717 million for the financial year to 31 March 2016.

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2016 published on 10 November 2016. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.